SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of August 2007

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant's name into English)

167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F        X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes                        No        X

If "Yes" is marked, indicate below the file number assigned to the

registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

At the Extraordinary Meeting of Shareholders on August 30, 2007, the following agenda was approved by the shareholders of Korea Electric Power Corporation (“KEPCO”).

1st Agendum: Selection of Two Standing Directors

✓	The following two standing directors were selected as proposed.

Nominees	Details of Information
Kim, Jin-Sik

•   Date of Birth: August 10, 1952

•   Term of Office of the standing director: Two years

•   Prior experience as a director of KEPCO: None

•   Previous Position: Director General of Personnel & General Affairs Department of KEPCO

•   Current Position: Director General of Corporate Planning Department of KEPCO

•   Education: LL.B. from Yeungnam University in Korea

•   Nationality: Republic of Korea

•   Relationship with the major shareholders of KEPCO: None

Kim, Moon-Duk

•   Date of Birth: October 22, 1951

•   Term of Office of the standing director: Two years

•   Prior experience as a director of KEPCO: None

•   Previous Position: Director General of Korea Electric Power Research Institute of KEPCO

•   Current Position: Director General of Transmission & Substation Department of KEPCO

•   Education: Master of Engineering from Department of Nuclear Engineering, Massachusetts Institute of Technology in the U.S.

•   Nationality: Republic of Korea

•   Relationship with the major shareholders of KEPCO: None

2nd Agendum: Amendment to the Articles of Incorporation

✓

Proposed amendment to the Articles of Incorporation which was filed on the Form 6-K with the U.S. Securities and Exchange Commission on August 16, 2007, was approved as so filed, except for the following provisions which were approved as set forth below. The revised sections are presented below.

Initially Proposed Language	Approved Language
Article 25-2 (Management Disclosure)	Article 25-2 (Management Disclosure)

In order to ensure management transparence and provide to the shareholders information relating to the management of the Corporation, the Corporation shall disclose material information on the management of the corporation according to Article 11 of the Act on Management of Public Institutions.

In order to ensure management transparence and provide to the shareholders information relating to the management of the Corporation, the Corporation shall disclose information on the management of the corporation according to Article 11 of the Act on Management of Public Institutions.

Article 26-2 (Appointment of Officers)		Article 26-2 (Appointment of Officers)

(2)	The standing directors except for the President shall be nominated by the President among those who have received multiple recommendations by the Officer Recommendation Committee, and appointed by the President through a resolution of the General Meeting of Shareholders.	(2)	The standing directors except for the President shall be appointed by the President among those who have received multiple recommendations by the Officer Recommendation Committee through a resolution of the General Meeting of Shareholders.

Article 35 (Remuneration for Officers and Employees)		Article 35 (Remuneration for Officers and Employees)

(1)	The standards of remuneration for officers and employees of the Corporation shall be determined by a resolution of the Board of Directors.	(1)	The standards of remuneration for officers and employees of the Corporation shall be determined by a resolution of the Board of Directors, provided that such standards with respect to the remuneration for officers shall be reported to the General Meeting of Shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOREA ELECTRIC POWER CORPORATION

By:	/s/ Kim, Myung-Whan
Name:	Kim, Myung-Whan
Title:	General Manager
International Finance Department

Date: August 31, 2007